                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 5)

                                       and

                                  STATEMENT ON
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 5)

                       INNOVATIVE VALVE TECHNOLOGIES, INC.
                            (Name of Subject Company)

                          FORREST ACQUISITION SUB, INC.
                              FLOWSERVE CORPORATION
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    45767J106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                                                                    COPY TO:
                  Ronald F. Shuff                                                 Alan M. Utay
               Flowserve Corporation                                Akin, Gump, Strauss, Hauer & Feld, L.L.P.
       222 W. Las Colinas Blvd., Suite 1500                              1700 Pacific Avenue, Suite 4100
               Irving, Texas  75039                                           Dallas, Texas  75201
                  (972) 443-6543                                                 (214) 969-2800

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                 JANUARY 6, 2000
  (Date of Event Which Requires Filing Amendment to Statement on Schedule 13D)

CUSIP No. 45767J106                                                14D-1 and 13D




-------------------------------------------------------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Forrest Acquisition Sub, Inc.
         IRS ID No.:  75-2846393
-------------------------------------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group  (See Instructions):

         (a)   [X]
         (b)   [ ]
-------------------------------------------------------------------------------------------------------------

(3)      SEC Use Only
-------------------------------------------------------------------------------------------------------------

(4)      Source of Funds  (See Instructions)
         AF
-------------------------------------------------------------------------------------------------------------

(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): [ ]
-------------------------------------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization
         Delaware
-------------------------------------------------------------------------------------------------------------
Number of                                           (7) Sole Voting Power
Shares
Beneficially                                        ---------------------------------------------------------
Owned By                                            (8) Shared Voting Power                     9,198,901
Each
Reporting                                           ---------------------------------------------------------
Person                                              (9) Sole Dispositive Power
With
                                                    ---------------------------------------------------------
                                                    (10) Shared Dispositive Power               9,198,901

-------------------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  9,198,901
-------------------------------------------------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (  )
-------------------------------------------------------------------------------------------------------------

(13)     Percent Of Class Represented by Amount in Row (11)
                  90.0%*
-------------------------------------------------------------------------------------------------------------

(14)     Type of Reporting Person  (See Instructions)
         CO
-------------------------------------------------------------------------------------------------------------





* Calculated as the total number of shares deemed beneficially owned (9,198,901) divided by the number of shares outstanding as of the close of business on January 13, 2000 (10,220,117). In addition, Forrest Acquisition Sub, Inc., a wholly-owned subsidiary of Flowserve Corporation, has the right to purchase 231,400 shares (based on information provided by the Depositary) pursuant to the guaranteed delivery procedures contained in the Offer to Purchase, dated November 22, 1999.

CUSIP No. 45767J106                                                14D-1 and 13D



----------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Flowserve Corporation
         31-0267900
----------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group  (See Instructions):

         (a) [X]
         (b) [ ]
----------------------------------------------------------------------------------------------------------------------

(3)      SEC Use Only
----------------------------------------------------------------------------------------------------------------------

(4)      Source of Funds  (See Instructions)
                  WC
----------------------------------------------------------------------------------------------------------------------

(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                  [ ]
----------------------------------------------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization
         New York
----------------------------------------------------------------------------------------------------------------------
Number of                                           (7) Sole Voting Power
Shares
Beneficially                                        ------------------------------------------------------------------
Owned By                                            (8) Shared Voting Power                     9,198,901
Each
Reporting                                           ------------------------------------------------------------------
Person                                              (9) Sole Dispositive Power
With
                                                    ------------------------------------------------------------------
                                                    (10) Shared Dispositive Power               9,198,901

----------------------------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  9,198,901
----------------------------------------------------------------------------------------------------------------------

(12)     Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (  )
----------------------------------------------------------------------------------------------------------------------

(13)     Percent Of Class Represented By Amount In Row (11)
                  90.0%*
----------------------------------------------------------------------------------------------------------------------

(14)     Type of Reporting Person  (See Instructions)
         CO
----------------------------------------------------------------------------------------------------------------------





* Calculated as the total number of shares deemed beneficially owned (9,198,901) divided by the number of shares outstanding as of the close of business on January 13, 2000 (10,220,117). In addition, Forrest Acquisition Sub, Inc., a wholly-owned subsidiary of Flowserve Corporation, has the right to purchase 231,400 shares (based on information provided by the Depositary) pursuant to the guaranteed delivery procedures contained in the Offer to Purchase, dated November 22, 1999.

                                  INTRODUCTION

     This Amendment No. 5 to Schedule 14D-1 and Amendment No. 5 to Statement on
Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed with the Securities and Exchange Commission on November 22, 1999 (as amended from time to time, the "Schedule 14D-1"), which relates to the tender offer by Forrest Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights," and together with the Common Stock, the "Shares"), of Innovative Valve Technologies, Inc., a Delaware corporation (the "Company"), at a price of $1.62 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Purchaser is a wholly-owned subsidiary of Flowserve Corporation, a New York corporation ("Parent").

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

        Items 5(a) and 5(e) are hereby amended and supplemented as set forth in Item 6 below.

        Item 5(c) is hereby amended and supplemented by the addition of the following paragraphs:

                  The Company, by resolutions of the Board of Directors of the Company effective as of January 6, 2000, (1) accepted the resignations as directors of the Company of Roger L. Miller, Robert M. Chiste, Arthur L. French, Felix Pardo and T. Wayne Wren; and (2) elected Ronald F. Shuff, Renee Hornbaker, C. Scott Greer, Bernard G. Rethore and Hugh K. Coble to fill the vacancies resulting from the above stated resignations.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 6 is hereby amended and supplemented by the addition of the following paragraphs:

                  The Offer to Purchase expired at 9:00 a.m., New York City time, on January 6, 2000. Based on information provided by the Depositary, a total of 9,198,901 Shares were validly tendered and not withdrawn pursuant to the Offer to Purchase. Purchaser has accepted for payment, and therefore purchased, all such Shares at a purchase price of $1.62 per Share in cash. As a result, Purchaser and Parent beneficially own 90.0% of the outstanding Shares on a fully diluted basis.

                  Pursuant to the Merger Agreement, Parent has effected the Merger of Purchaser with and into the Company pursuant to section 253 of the Delaware General Corporation Law as of January 13, 2000. Under the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares as to which appraisal rights are perfected) has been converted into the right to receive the merger consideration of $1.62 per Share in cash, without interest.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

        Item 7 is hereby amended and supplemented as set forth in Item 5 above.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: January 13, 2000

                                     FLOWSERVE CORPORATION




                                     By:  /s/ Ronald F. Shuff
                                         ---------------------------------------
                                          Name:    Ronald F. Shuff
                                          Title:   Vice President, Secretary and
                                                   General Counsel



                                     FORREST ACQUISITION SUB, INC.




                                     By:  /s/ Ronald F. Shuff
                                         ---------------------------------------
                                          Name:    Ronald F. Shuff
                                          Title:   Secretary and Treasurer